UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-14837

CUSIP NUMBER 74837R104

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
	For Period Ended:	December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Quicksilver Resources Inc.
Full Name of Registrant

N/A
Former Name if Applicable

777 West Rosedale Street
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76104
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Quicksilver Resources Inc. (the “Company”) is unable to file its annual report within the period required by the Securities Exchange Act of 1934, as amended.

The Company is required to supplementally disclose information regarding: proved oil and gas reserves; capitalized costs relating to oil and gas producing activities; costs incurred in oil and gas property acquisition, exploration and development activities; results of operations for oil and gas producing activities; and a standardized measure of discounted future net cash flows relating to proved oil and gas reserves. These disclosures must include the information for both the Company and for its equity method investees.

Although the Company has the required information for its oil and gas properties, it has not received the corresponding information for one of its equity method investees.

The Company presently expects to file its Form 10-K for 2009 on or before March 16, 2010.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Philip W. Cook	(817)	665-5000
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
Yes ☒     No ☐

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report significant changes in its results of operations for its fiscal year ended December 31, 2009.  Based on the information available at this time, the Company anticipates that the net loss per diluted share for 2009 will be $3.30, compared to a net loss per diluted share of $2.33 for the prior year.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. The words “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward looking statements. Factors that could cause results to differ materially from current expectations include those referenced in the Company’s Form 10-K for the year ended December 31, 2008 or subsequent SEC filings. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

Quicksilver Resources Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 1, 2010	By:	/s/ Philip Cook
Philip Cook
Senior Vice President – Chief Financial Officer